Matthews International

Two NorthShore Center

Pittsburgh, PA 15212-5851

412-442-8200 tel

412-442-8298 fax

June 10, 2014

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Corporation
Registration Statement on Form S-4
Filed May 12, 2014
File No. 333-195881

Dear Ms. Long:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 3, 2014 regarding the Registration Statement on Form S-4 filed by Matthews International Corporation (“Matthews”) on May 12, 2014 (File No. 333-195881) (the “Registration Statement”). Set forth below are the Staff’s comments and our responses. Matthews has filed Amendment No. 1 to the Registration Statement on the date of this letter.

1.	Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please revise your disclosure accordingly.

The applicable disclosure in the Registration Statement has been revised in response to Comment 1. We have deleted the statement that “[i]nvestors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Matthews, SGK Merger Sub, Merger Sub 2 or any of their respective subsidiaries or affiliates.” Please see page 99 of Amendment No. 1.

2.

We also note your disclosure in the third paragraph on page 99 that “information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Matthews and SGK.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please confirm your understanding and revise your disclosure accordingly.

We acknowledge that we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements included in the proxy statement/prospectus not misleading. We have deleted the last sentence of the third paragraph on page 99 of the Registration Statement and replaced it with the following: “To the extent that disclosure of additional information is required to make the statements regarding material contractual provisions in the merger agreement not materially misleading, such information has been included in the proxy statement/prospectus or in public disclosures that are incorporated by reference in the proxy statement/prospectus.”

Matthews acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Matthews from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Matthews may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me at 412-442-8217. Thank you for your consideration.

Sincerely,

MATTHEWS INTERNATIONAL CORPORATION

By:	/s/ Brian D. Walters
Name:	Brian D. Walters
Title:	Vice President and General Counsel